Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the registration statement on Form S-8 of CST Brands, Inc., filed on May 6, 2013 (Reg. No. 333-188392), of our report dated June 16, 2016, relating to the statements of net assets available for benefits as of December 31, 2015 and 2014, the statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental schedule of assets (held at end of year) as of December 31, 2015, of the CST Brands, Inc. Savings Plan, which appears in this Annual Report on Form 11-K of the CST Brands, Inc. Savings Plan for the year ended December 31, 2015.

/s/ BKD LLP
San Antonio, Texas
June 16, 2016